UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 2)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

VERSATA, INC.

(Name of Subject Company)

VERSATA, INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

925298 10 1

(CUSIP Number of Class of Securities)

David Chamberlain

Versata, Inc.

300 Lakeside Drive, Suite 1300

Oakland, CA 94612

(510) 238-4100

(Name, address and telephone number of person authorized to

receive notice and communications on behalf of the person(s) filing statement)

with copies to:

Peter T. Healy, Esq.

Steve L. Camahort, Esq.

O’Melveny & Myers LLP

275 Battery Street, 26th Floor

San Francisco, CA 94111

(415) 984-8700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Versata, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on December 16, 2005, as amended on January 5, 2006 (the “Statement”).

This Statement relates to the tender offer by Trilogy, Inc. (“Parent”), a Delaware corporation, to purchase all of the issued and outstanding shares of Company Common Stock at a purchase price of $0.40 per share (the “Offer Price”), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) which was filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2005.

This Amendment No. 2 is being filed to amend and supplement the information provided in Item 8 of the Schedule 14D-9. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Statement.

Item 8. Additional Information.

Item 8 of the Statement, entitled “Additional Information” is hereby amended and supplemented by adding the following section to the end of the Item:

“The Offer. The Offer expired at 12 midnight, Eastern Standard Time, on January 17, 2006. Parent was advised by the depositary for the Offer (the “Depositary”), that approximately 6,676,036 shares of Company Common Stock (including 68,197 shares of Company Common Stock that were tendered pursuant to guaranteed delivery procedures), representing in excess of 81% of all issued and outstanding shares of Company Common Stock, were validly tendered and not withdrawn prior to the expiration of the Offer. Accordingly, on January 18, 2006, Parent announced that it had accepted for purchase and payment all such shares of Company Common Stock that were validly tendered and not withdrawn prior to the expiration of the Offer. Parent notified the Depositary to pay promptly for the tendered and accepted shares of Company Common Stock.”

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

VERSATA, INC. (Registrant)

Date: January 18, 2006	By:	/s/ William Frederick
William Frederick Chief Financial Officer, Secretary and Vice-President

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